FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of October, 2003


                        Commission File Number: 001-12033


                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                            Form 20-F  X        Form 40-F ___
                                                     -----

         Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

         Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                            Yes ____           No    X
                                                                  --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________



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On October 3, 2003, The Company filed an action against certain private investors in the company, their agents, and others in the United States District Court of the Southern District of New York. (Nymox Pharmaceutical Corp. v. Rhino Advisors, Inc. et al., 03-CV-7844 (MGC)). The complaint alleges that the defendants, inter alia, violated federal securities laws, breached their contractual commitments, and/or breached their fiduciary duties toward Nymox in connection with 2 financing agreements in 1999 and 2000.










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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NYMOX PHARMACEUTICAL CORPORATION
                                              (Registrant)



                                      By: /s/ Paul Averback
                                         -------------------------------------
                                          Paul Averback
                                          President and Chief Executive Officer




Date: October 21, 2003











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